Exhibit 21
PHI, Inc.
Subsidiaries of the Registrant at December 31, 2009

	PLACE OF	% OF VOTING
COMPANY	INCORPORATION	STOCK OWNED
Petroleum Helicopters Angola Limitada	Angola	49%
Energy Risk LTD	Bermuda	100%
PHI International, LTD	Cayman	100%
HELEX, LLC	Florida	100%
International Helicopter Transport, Inc.	Louisiana	100%
PHI Tech Services, Inc.	Louisiana	100%
Air Evac Services, Inc.	Louisiana	100%
PHI Air Medical, Inc.	Louisiana	100%
Petroleum Helicopters International, Inc.	Louisiana	100%
Helicopter Management, LLC	Louisiana	100%
Helicopter Leasing, LLC	Louisiana	100%
Gulf Aero Industries, LLC	Louisiana	100%
Sky Leasing, LLC	Montana	100%
Vertilease, LLC	Montana	100%
Leasing Source, LLC	Montana	100%